UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2023

MASTERWORKS VAULT 2, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12271

Delaware	93-1570482
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

225 LIBERTY STREET, 29TH FLOOR, NEW YORK, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 2, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC that holds title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Combined Consolidated Financial Statements of the Company as a whole and each listed series and the related notes. The Combined Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Combined Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on May 24, 2023 to facilitate investment in one or multiple distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork that we acquire will be owned by a separate series of the Company. Each series will issue Class A shares representing ordinary membership interests in such series (“Class A shares”) upon each closing of the series offering. The Class A shares of each series represent an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

During all relevant times following the initial closing of each series offering, each series will hold title to the specific Artwork that it acquires in a segregated portfolio of Masterworks Cayman, SPC, or “Masterworks Cayman”, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single legal entity which may establish internal segregated portfolios. Each series owns 100% of the ordinary share capital of the applicable segregated portfolio, and such segregated portfolio will be treated as a subsidiary of the applicable series for financial reporting purposes. As of June 30, 2023, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

2

Pursuant to a management services agreement by and between the Company, on behalf of each applicable series, Masterworks Cayman, on behalf of each applicable segregated portfolio, and the Administrator (the “Services Agreement”), the Administrator will pay all of our ordinary ongoing operating costs and expenses and manage all management services relating to our business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman (“SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding, per annum, commencing on the earliest closing date on which the applicable series offering is fully subscribed and at least 95% of the subscription proceeds for such offering have been received by the Company and continuing until the sale of the Artwork of a series. The share issuances are made quarterly in arrears and there is no overall limit to the number of SPC Preferred shares that may be issued to Masterworks. The fact that Masterworks will receive preferred equity interests means that Masterworks management and administrative fees and costs will be paid in preference to distributions to holders of Class A shares. Each series of the Company or segregated portfolio of Masterworks Cayman, as applicable, will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, in cash from the proceeds of a sale of the Artwork of such series, and Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances.

In addition, amounts paid to Masterworks from the proceeds of series offerings in the form of expense allocation payments are intended to be reasonable compensation for the use of the Masterworks Platform and Masterworks intellectual property, as well as Masterworks’ sourcing the Artwork of each series, capital commitment and outlay.

Other than activities related to each series offering and the acquisition and maintenance of the Artworks, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork of each series in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork of a series. We are totally reliant on Masterworks to maintain the Artwork and administer our business.

Operating Results

We do not earn a material amount of revenue and have not entered into a contract for the sale of the Artwork of any series. Due to the comprehensive nature of the Services Agreement, our operating results for any particular series for any fiscal period following the closing date on which the applicable series offering is fully subscribed and at least 95% of the subscription proceeds for such offering have been received by the series up to the period in which the Artwork is sold, will only reflect the management services fee and any extraordinary or non-recurring items for which we are responsible. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork of a series. Operating results for a particular series for any fiscal period may also be affected by changes in the fair value of the Artwork of such series, since the services fee payable to Masterworks in the form of SPC Preferred shares is recorded based on the fair value of the SPC Preferred shares over the time period during which the related services are performed.

During the period presented in the unaudited Combined Consolidated Financial Statements included in this Report, neither the Company nor any series was responsible for any extraordinary or non-recurring expenses.

Contingent Liabilities

Neither the Company nor any series had any contingent liabilities as of June 30, 2023.

Income Taxes

We expect that each series will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit.

3

Neither the Company nor any series had any federal or state income tax assets, liabilities or expenses as of June 30, 2023 and for the six month period ending through June 30, 2023.

Liquidity and Capital Resources of the Administrator

We do not anticipate that we will maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our Company and the business of each series in accordance with the Services Agreement. A summary of the financial condition of the Administrator as of June 30, 2023, is provided in Note 3 to the Combined Consolidated Financial Statements.

We and the Administrator believe that the Administrator’s sources of liquidity, together with contributions from Masterworks derived from equity contributions from members, sale of management fee shares and cash on hand, will be sufficient for the Administrator to perform its obligations under the Services Agreement for the foreseeable future.

The Administrator is currently financed through equity contributions from Masterworks, LLC. Masterworks, LLC is currently funded through equity contributions of approximately $110 million from private investors and cash flow from operations.

The Administrator earns fees in the form of SPC Preferred shares. These SPC Preferred shares may be subject to vesting provisions set forth in the Services Agreement. Once earned or vested, as applicable, the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. The direct incremental costs incurred by the Administrator to satisfy its obligations under the Services Agreement are expected to be less than its revenues. In addition, the Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the operations of the Company until the sale of the Artwork of each series.

The Administrator conducts other business activities, including the management of other entities similar to the Company and expects its revenues will exceed its costs. Additionally, we intend to own the Artwork of each series for an indefinite period, although the Artwork of each series will be perpetually available for sale following the offering conducted by the series and we will evaluate any reasonable third party offers to acquire the Artwork of a series.

We are not aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations or the liquidity or capital resources of the Administrator.

Commitments from Affiliates to Fund Operations

We have a written commitment from the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork of each series which is contained in the Services Agreement.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2023, but was not reported.

4

Item 3. Combined Consolidated Financial Statements

Masterworks Vault 2, LLC

Combined Consolidated Financial Statements

For The Period May 24, 2023 through June 30, 2023

F-1

MASTERWORKS VAULT 2, LLC

COMBINED CONSOLIDATED BALANCE SHEET

June 30, 2023

(Unaudited)

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306
ASSETS
Current Assets:
Cash and Cash Equivalents	$380	$100	$191,100	$111,060	$270,500	$337,000
Receivable from Affiliates	-	-	-	-	-	-
Total Current Assets	380	100	191,100	111,060	270,500	337,000
Artwork	-	-	-	-	-	-
Total Assets	$380	$100	$191,100	$111,060	$270,500	$337,000
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$280	$-	$191,000	$110,960	$270,400	$336,900
Management services fee payable	-	-	-	-	-	-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-
Total Liabilities	$280	$-	$191,000	$110,960	$270,400	$336,900
Total Members’ Equity	$100	$100	$100	$100	$100	$100
Total Liabilities and Members’ Equity	$380	$100	$191,100	$111,060	$270,500	$337,000

No assurance is provided on these combined consolidated financial statements.

The accompanying notes are an integral part of these combined consolidated financial statements.

F-2

	Series 308	Series 310	Series 311	Series 312	Series 313
ASSETS
Current Assets:
Cash and Cash Equivalents	$100	$833,200	$100	$615,240	$100
Receivable from Affiliates	-	-	-	-	-
Total Current Assets	100	833,200	100	615,240	100
Artwork	-	-	-	-	-
Total Assets	$100	$833,200	$100	$615,240	$100
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$833,100	$-	$615,140	$-
Management services fee payable	-	-	-	-	-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-
Other amounts due to affiliates	$-	$-	$-	$-	$-
Total Liabilities	$-	$833,100	$-	$615,140	$-
Total Members’ Equity	100	100	100	100	100
Total Liabilities and Members’ Equity	$100	$833,200	$100	$615,240	$100

No assurance is provided on these combined consolidated financial statements.

The accompanying notes are an integral part of these combined consolidated financial statements.

F-3

	Series 314	Series 317	Series 321	Series 324	Combined
ASSETS
Current Assets:
Cash and Cash Equivalents	$1,888,780	$100	$100	$100	$4,247,960
Receivable from Affiliates	-	-	-	-	-
Total Current Assets	1,888,780	100	100	100	4,247,960
Artwork	-	-	-	-	-
Total Assets	$1,888,780	$100	$100	$100	$4,247,960
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:					-
Unsettled subscriptions and investor subscription deposits	$1,888,680	$-	$-	$-	$4,246,460
Management services fee payable	-	-	-	-	-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-
Other amounts due to affiliates	$-	$-	$-	$-	$-
Total Liabilities	$1,888,680	$-	$-	$-	$4,246,460
Total Members’ Equity	100	100	100	100	1,500
Total Liabilities and Members’ Equity	$1,888,780	$100	$100	$100	$4,247,960

No assurance is provided on these combined consolidated financial statements.

The accompanying notes are an integral part of these combined consolidated financial statements.

F-4

MASTERWORKS VAULT 2, LLC

COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the Period June 2, 2023 Through June 30, 2023

(Unaudited)

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306
Income:
Total Income	$-	$-	$-	$-	$-	$-
Expenses:
Total Expenses	-	-	-	-	-	-
Net Income/(Loss)	$-	$-	$-	$-	$-	$-

No assurance is provided on these combined consolidated financial statements.

The accompanying notes are an integral part of these combined consolidated financial statements.

F-5

	Series 308	Series 310	Series 311	Series 312	Series 313
Income:
Total Income	$-	$-	$-	$-	$-
Expenses:
Total Expenses	-	-	-	-	-
Net Income/(Loss)	$-	$-	$-	$-	$-

No assurance is provided on these combined consolidated financial statements.

The accompanying notes are an integral part of these combined consolidated financial statements.

F-6

	Series 314	Series 317	Series 321	Series 324	Combined
Income:
Total Income	$-	$-	$-	$-	$-
Expenses:
Total Expenses	-	-	-	-	-
Net Income/(Loss)	$-	$-	$-	$-	$-

No assurance is provided on these combined consolidated financial statements.

The accompanying notes are an integral part of these combined consolidated financial statements.

F-7

MASTERWORKS VAULT 2, LLC

COMBINED CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

(Unaudited)

Series 301
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

Series 302
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

F-8

Series 303
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

Series 304
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

F-9

Series 305
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

Series 306
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

F-10

Series 308
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

Series 310
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

F-11

Series 311
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

Series 312
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

F-12

Series 313
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

Series 314
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

F-13

Series 317
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

Series 321
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

F-14

Series 324
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	1,000	100	100
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	1,000	$100	$100

Combined
	Class A ordinary shares				Class B ordinary shares
				Total Class A			Total
	Shares	Contributed Capital	Accumulated Deficit	Member’s Equity	Shares	Contributed Capital	Member’s Equity
Balance at January 1, 2023	-	$-	$-	$-	-	$-	$-
Class B ordinary shares issued	-	-	-	-	15,000	1,500	1,500
Net income/(loss)	-	-		-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	15,000	$1,500	$1,500

No assurance is provided on these combined consolidated financial statements.

The accompanying notes are an integral part of these combined consolidated financial statements.

F-15

MASTERWORKS VAULT 2, LLC

COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period June 2, 2023 Through June 30, 2023

(Unaudited)

	Series 301	Series 302	Series 303	Series 304	Series 305	Series 306
Cash Flows from Operating Activities:
Net income/(loss)	$-	$-	$-	$-	$-	$-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-
Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of membership interests	100	100	100	100	100	100
Net proceeds from unsettled subscriptions and investor subscription deposits	280	-	191,000	110,960	270,400	336,900
Net Cash Provided/(Used) in Financing Activities	380	100	191,100	111,060	270,500	337,000

Net Change in Cash and Cash Equivalents	380	100	191,100	111,060	270,500	337,000
Cash and Cash Equivalents, beginning of period	-	-	-	-	-	-
Cash and Cash Equivalents, end of period	$380	$100	$191,100	$111,060	$270,500	$337,000

No assurance is provided on these combined consolidated financial statements.

The accompanying notes are an integral part of these combined consolidated financial statements.

F-16

	Series 308	Series 310	Series 311	Series 312	Series 313
Cash Flows from Operating Activities:
Net income/(loss)	$-	$-	$-	$-	$-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-
Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of membership interests	100	100	100	100	100
Net proceeds from unsettled subscriptions and investor subscription deposits	-	833,100	-	615,140	-
Net Cash Provided/(Used) in Financing Activities	100	833,200	100	615,240	100

Net Change in Cash and Cash Equivalents	100	833,200	100	615,240	100
Cash and Cash Equivalents, beginning of period	-	-	-	-	-
Cash and Cash Equivalents, end of period	$100	$833,200	$100	$615,240	$100

No assurance is provided on these combined consolidated financial statements.

The accompanying notes are an integral part of these combined consolidated financial statements.

F-17

	Series 314	Series 317	Series 321	Series 324	Combined
Cash Flows from Operating Activities:
Net income/(loss)	$-	$-	$-	$-	$-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-
Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of membership interests	100	100	100	100	1,500
Net proceeds from unsettled subscriptions and investor subscription deposits	1,888,680	-	-	-	4,246,460
Net Cash Provided/(Used) in Financing Activities	1,888,780	100	100	100	4,247,960

Net Change in Cash and Cash Equivalents	1,888,780	100	100	100	4,247,960
Cash and Cash Equivalents, beginning of period	-	-	-	-	-
Cash and Cash Equivalents, end of period	$1,888,780	$100	$100	$100	$4,247,960

No assurance is provided on these combined consolidated financial statements.

The accompanying notes are an integral part of these combined consolidated financial statements.

F-18

MASTERWORKS VAULT 2, LLC

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 2, LLC (“Company”) was formed on May 24, 2023 as a Delaware series limited liability company to facilitate investment in individual works of art (“Artwork”) that will be owned by individual series of the Company.

Each series will issue Class A ordinary shares (“Class A shares”) representing ordinary membership interests in such series upon each closing of the series offering. Immediately following the consummation of the series offering, investors participating in such series offering will own 100% of the outstanding Class A shares issued by such series.

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of a single Artwork, and to pay an expense allocation to Masterworks Gallery, LLC (“Gallery”), a subsidiary of Masterworks, LLC (“Masterworks”), equal to 11% of the purchase price of the Artwork. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC (“SPC”), a Cayman Islands segregated portfolio company (“SPC”). Each individual series will hold title to the specific Artwork that it acquires in a SPC. When a SPC acquires title to an Artwork, the segregated portfolio will issue the applicable series the same number of SPC ordinary shares (“SPC Ordinary shares”) in the segregated portfolio as the number of Class A shares offered to investors in the series offering, and such SPC Ordinary shares shall initially represent 100% of the outstanding equity interests in such segregated portfolio. In the event any additional Class A shares are issued following the closing of a series offering, upon a conversion of Class B ordinary shares or exchange of SPC Preferred shares (as defined in Note 2), additional SPC Ordinary shares will be issued to the applicable series, such that at all relevant times the number of outstanding SPC Ordinary shares held by a series shall equal the number of outstanding Class A shares for such series. The accounts of any such series and its corresponding SPC represent the consolidated financial statements of such series, due to the fact that any such series treats the corresponding SPC as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Subtopic 810-10 Consolidation: Overall (“ASC 810”) .. All significant intercompany transactions and balances have been eliminated in consolidation

The Company reports combined financial statements of all its series given that they are under common management. In accordance with ASC 810, similar to consolidated financial statements, reporting entities eliminate intercompany transactions in combined financial statements and noncontrolling interest is presented in the combined financial statements when a subsidiary of any of the combined entities has a noncontrolling interest.

Member’s Liability – The Company is organized as a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company. As such, the liability of the member of a series of the Company for the financial obligations of the series of the Company is limited to the member’s contribution of capital to such series.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

F-19

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The Artwork is recorded at cost, which is the purchase price paid for the Artwork plus the Expense Allocation (as defined below), which is an expenditure deemed necessary to bring the Artwork to the intended use. Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC-360”). Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s combined consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for the period presented.

Expense Allocation – Each series of the Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, which is intended to be a fixed non-recurring expense allocation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No other expenses associated with the organization of the Company, any series offering, or the purchase and securitization of the Artwork will be paid, directly or indirectly, by the Company, any series or investors in any series offering.

Concentration of Credit Risk – Each series of the Company maintains its cash in bank accounts in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

F-20

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes – The Company is a Delaware series limited liability company, and the Company will treat each series for tax as a separate partnership. As such, each series is generally not subject to federal or state income taxes. Accordingly, the taxable income or loss for each series, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the members of the series based upon their respective share of the series’ income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company and each series is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If any series of the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes for such series. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

Unsettled subscriptions and investor subscription non-refundable deposits – The unsettled subscriptions and investor subscription non-refundable deposits consists of amounts received from potential investors that might be settled in the form of the issuance of Class A shares at an undetermined future date.

Organizational and Offering Costs – The Administrator will pay all the Company’s ordinary ongoing operating costs and expenses and manage all management services relating to the Company’s business, each series and the Artwork of each series in exchange for SPC Preferred shares as defined in Note 2.

Organizational and offering costs include all expenses relating to the formation of the Company and its series, the qualification of the series’ offerings, and the marketing and distribution of each series’ Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the series’ offerings; and registration and qualification of the sale of Class A shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s financial statements. See Note 3, which summarizes certain financial statement information of the Administrator.

F-21

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Member’s Equity – Member’s equity for each series is comprised of three types of membership interests: Class A shares , Class B ordinary shares (“Class B shares”), and a Class C ordinary share (“Class C share”), as well as SPC preferred shares (“SPC Preferred shares”) of SPC:

Class A shares - The Class A shares of each series being offered in each series offering will represent in the aggregate 100% of the members’ capital accounts of each such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses.

The authorized number of Class A shares for each series is limited to the primary offering number of shares plus: (i) the number of Class A shares which may be issued upon conversion of the SPC Preferred shares, plus (ii) shares which may be issued upon conversion of Class B shares. The number of SPC Preferred shares (as defined in Note 2) shall be limited to the number of SPC Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (Note 2). SPC Preferred shares may be exchanged for Class A shares of the series that owns the SPC Ordinary Shares of such segregated portfolio, in whole or in part, at any time prior to the consummation of the sale of the Artwork, for no additional consideration, at an exchange rate of 1 for 1. All Class A shares have certain limited voting and approval rights, generally including the issuance of additional shares, and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares - The Class B shares of each series initially held by Masterworks Foundry, LLC (“Foundry”) are profit interests that will represent 0% of a series’ members’ capital accounts in such series and a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork, Class B shares of series may be converted into Class A shares of such series with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares for any series have 100% of the voting rights prior to the issuance of Class A shares of such series and no voting rights after the issuance of Class A shares of such series.

Class C share - The Class C share of each series represents a special class of membership interests, which has no economic rights or obligations, other than so-called “kick-out” rights, meaning the holder has the right to remove, replace or reconstitute the Company’s Board of Managers. The Class C shares can only be issued to, transferred to, or held by, a Masterworks affiliate and there can only be one holder of Class C shares of all series of the Company at any point in time.

SPC Preferred shares - The SPC Preferred shares have $20 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the issuing segregated portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares. The SPC Preferred shares are exchangeable into Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would convert its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork of any series is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

F-22

2. RELATED PARTY TRANSACTIONS

Management services are provided pursuant to a management services agreement among the Company, on behalf of each applicable series, Masterworks Cayman, SPC, on behalf of each applicable segregated portfolio, and the Administrator, to be entered into prior to the initial closing of the initial series offerings, which incorporates a “unitary” fee structure (the “Management Services Agreement”). This means the Administrator will pay all of the ordinary ongoing operating costs and expenses and manage all management services relating to the business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding, per annum, commencing on the earliest closing date on which the applicable series offering is fully subscribed and at least 95% of the subscription proceeds for such offering have been received by the Company and continuing until the sale of the Artwork of a series (the “SPC Preferred shares”). The Company recognizes the management services fees expense at the time of issuance of the related SPC Preferred shares as the requisite service period is considered completed. These SPC Preferred shares may be subject to vesting provisions set forth in the Services Agreement. Once earned or vested, as applicable, the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. The SPC Preferred shares are recorded using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable. No management services fees are payable for the period prior to the closing of 95% of the applicable series offering.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of each series. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold, and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement.

Additionally, the Management Services Agreement also provides that the Administrator will pay the Company for the rights to commercialize the Artwork of each series for the duration of the operations of the Company. Each series receives de minimis royalty income from the Administrator by the end of each fiscal year.

All balances and transactions denoted as to or from “affiliate” on the accompanying balance sheet, statement of operations, and statement cash flows represent related party transactions.

F-23

3. ADMINISTRATOR SUMMARY FINANCIAL INFORMATION

The Company is not expected to maintain a material amount of cash and will be entirely dependent upon the Administrator to perform administrative services and to pay ordinary ongoing costs and expenses to maintain the Artwork and manage the Company’s operations. The table below summarizes selected unaudited financial information of the Administrator:

June 30,
2023
Assets
Current assets	$4,688,531
Property and equipment, net	726,778
Deposits	125,101
Other assets	13,633,656
Total assets	$19,174,066

Liabilities
Current liabilities	$4,257,356
Long-term liabilities	821,049
Total liabilities	$5,078,405

Member’s Equity
Total member’s equity	$14,095,661

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artworks beneficially owned by each series, has no employees, and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of SPC Preferred shares that are convertible to Class A shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of SPC Preferred shares issued or Class A shares issuable upon conversion thereof.

The Company is subject to an exceptionally high level of concentration risk. The Artwork of any Company’s series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

F-24

5. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2023 and reflected their effects, if any, in these statements through September 28, 2023, the date the financial statements were available to be issued, and a summary of material events is set forth below.

In August 2023, the Company sought consent from the holders of the requisite number of voting shares of each series of the Company listed below to amend agreements to which it is party to eliminate the vesting provisions relating to shares earned in respect of management services. As of September 28, 2023, the Company has received consent for each such series. The vesting changes are expected to become effective in the fourth quarter of 2023.

Series 301
Series 303
Series 304
Series 305
Series 306
Series 310
Series 313
Series 314
Series 317
Series 321
Series 324

The table below shows offerings, which have been qualified after the date of the financial statements through September 28, 2023:

Series	Underlying Asset	Maximum Offering Size	Class A shares	Qualification Date
Series 307	Painting by Cecily Brown	$557,000	27,850	7/28/2023
Series 331	Painting by Cecily Brown	$4,218,000	210,900	7/28/2023
Series 333	Painting by Elizabeth Peyton	$558,000	27,900	7/28/2023
Series 328	Painting by Christine Ay Tjoe	$1,138,000	56,900	7/28/2023
Series 335	Painting by Hernan Bas	$477,000	23,850	7/28/2023
Series 341	Painting by Christopher Wool	$4,440,000	222,000	7/28/2023
Series 347	Painting by Kazuo Shiraga	$317,000	15,850	7/28/2023
Series 379	Painting by Laura Owens	$599,000	29,950	8/28/2023
Series 382	Painting by Banksy	$1,761,000	88,050	9/14/2023

F-25

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on June 2, 2023).*
2.2	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on June 2, 2023).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A POS filed on August 2, 2023).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-U filed on August 31, 2023).*
6.3	Form of Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on June 2, 2023).*
6.4	Form of Financing, License and Sourcing Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s Form 1-A filed on June 2, 2023).*
6.5	Art Purchase Agreement for Series 301 (incorporated by reference to the copy thereof submitted as Exhibit 6.5 to the Company’s Form 1-A filed on June 2, 2023).*
6.6	Art Purchase Agreement for Series 302 (incorporated by reference to the copy thereof submitted as Exhibit 6.6 to the Company’s Form 1-A filed on June 2, 2023).*
6.7	Art Purchase Agreement for Series 303 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Company’s Form 1-A filed on June 2, 2023).*
6.8	Art Purchase Agreement for Series 304 (incorporated by reference to the copy thereof submitted as Exhibit 6.8 to the Company’s Form 1-A filed on June 2, 2023).*
6.9	Art Purchase Agreement for Series 305 (incorporated by reference to the copy thereof submitted as Exhibit 6.9 to the Company’s Form 1-A filed on June 2, 2023).*
6.10	Art Purchase Agreement for Series 306 (incorporated by reference to the copy thereof submitted as Exhibit 6.10 to the Company’s Form 1-A filed on June 2, 2023).*
6.11	Art Purchase Agreement for Series 308 (incorporated by reference to the copy thereof submitted as Exhibit 6.11 to the Company’s Form 1-A filed on June 2, 2023).*
6.12	Art Purchase Agreement for Series 310 (incorporated by reference to the copy thereof submitted as Exhibit 6.12 to the Company’s Form 1-A filed on June 2, 2023).*
6.13	Art Purchase Agreement for Series 311 (incorporated by reference to the copy thereof submitted as Exhibit 6.13 to the Company’s Form 1-A filed on June 2, 2023).*
6.14	Art Purchase Agreement for Series 312 (incorporated by reference to the copy thereof submitted as Exhibit 6.14 to the Company’s Form 1-A filed on June 2, 2023).*
6.15	Art Purchase Agreement for Series 313 (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Company’s Form 1-A filed on June 2, 2023).*
6.16	Art Purchase Agreement for Series 314 (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Company’s Form 1-A filed on June 2, 2023).*
6.17	Art Purchase Agreement for Series 317 (incorporated by reference to the copy thereof submitted as Exhibit 6.17 to the Company’s Form 1-A POS filed on June 21, 2023).*
6.18	Art Purchase Agreement for Series 321 (incorporated by reference to the copy thereof submitted as Exhibit 6.18 to the Company’s Form 1-A POS filed on June 21, 2023).*
6.19	Art Purchase Agreement for Series 324 (incorporated by reference to the copy thereof submitted as Exhibit 6.19 to the Company’s Form 1-A POS filed on June 21, 2023).*
6.20	Art Purchase Agreement for Series 307 (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.21	Art Purchase Agreement for Series 328 (incorporated by reference to the copy thereof submitted as Exhibit 6.21 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.22	Art Purchase Agreement for Series 331 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.23	Art Purchase Agreement for Series 333 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.24	Art Purchase Agreement for Series 335 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.25	Art Purchase Agreement for Series 341 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.26	Art Purchase Agreement for Series 347 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Form 1-A POS filed on July 18, 2023).*
6.27	Art Purchase Agreement for Series 379 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Form 1-A POS filed on August 22, 2023).*
6.28	Art Purchase Agreement for Series 382 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Form 1-A POS filed on September 5, 2023).*
6.29	Art Purchase Agreement for Series 342 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Form 1-A POS filed on September 15, 2023).*
6.30	Art Purchase Agreement for Series 378 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Form 1-A POS filed on September 15, 2023).*

* Filed Previously

5

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 2, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	September 28, 2023
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	September 28, 2023
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 28, 2023
Joshua B. Goldstein

6